Wells Operating Partnership II, L.P.

c/o Wells Real Estate Investment Trust II, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

August 11, 2011

VIA ELECTRONIC CORRESPONDENCE & EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention:	Tom Kluck
Folake Ayoola Jessica Barberich Lee Wilson

Re:	Wells Operating Partnership II, L.P.

Registration Statement on Form S-4

Filed July 18, 2011

File No. 333-175623

Dear Mr. Kluck:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Wells Operating Partnership II, L.P. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4, File Number 333-175623, as amended (the “Registration Statement”), so that it will become effective at 12:00 P.M., New York City time, on Friday, August 12, 2011, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,

Wells Operating Partnership II, L.P.

By:	Wells Real Estate Investment Trust II, Inc.
Its:	General Partner

By:	/s/ Douglas P. Williams
Douglas P. Williams Executive Vice President, Secretary, Treasurer and Director

*****

cc:	Robert H. Bergdolt, Esq., DLA Piper LLP (US)

Jamie Knox, Esq., DLA Piper LLP (US)